Exhibit 21
Subsidiaries of Centra Financial Holdings, Inc.
The following are the only subsidiaries of Centra Financial Holdings, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Centra Financial Corporation-Morgantown, Inc.	West Virginia
Centra Financial Corporation-Martinsburg, Inc.	West Virginia
Centra Financial Statutory Trust 1	Connecticut
Title Services, Inc.	West Virginia
Centra Mortgage I, LLC	West Virginia
Centra Financial Corporation-Uniontown, Inc.	West Virginia
Centra Financial Statutory Trust II	Connecticut
Centra Financial Corporation-Hagerstown, Inc.	West Virginia